UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LogicMark, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67091J503
(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 67091J503	13D	Page 2 of 5 Pages

1	name of reporting persons Chia-Lin Simmons
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 85,536 (2)
	8	shared voting power 0
	9	sole dispositive power 85,536 (2)
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 85,536 (2)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 4.3% (3)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	Consists of an aggregate of 85,536 shares of common stock, par value $0.0001 per share, of the issuer (“Common Stock”) granted by the issuer to Chia-Lin Simmons (the “Reporting Person”) as restricted stock awards for her services as Chief Executive Officer and President of the issuer, certain of which shares are subject to vesting as described in Item 6 of the Statement on Schedule 13D filed by the Reporting Person on August 16, 2023 (the “Schedule 13D”), subject to Ms. Simmons’ continued service through each such vesting date.

(2)	Consists of 85,536 shares of Common Stock beneficially owned by the Reporting Person. All disclosure relating to the number of shares of Common Stock in this Amendment No.1 to the Statement on Schedule 13D reflects the 1-for-20 reverse stock split of the Common Stock effected by the issuer on April 21, 2023.

(3)	Calculated based on 1,997,817 shares of Common Stock outstanding as of November 22, 2023, according to information provided by the Company’s transfer agent on such date.

CUSIP No. 67091J503	13D	Page 3 of 5 Pages

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on August 16, 2023. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

The purpose of this Amendment No. 1 is to update the Reporting Person’s beneficial ownership information in the Schedule 13D.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 2. Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 3. Source or Amount of Funds or Other Consideration.

The information contained in “Item 3. Source or Amount of Funds or Other Consideration.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 4. Purpose of Transaction.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 1 and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Amendment No. 1 is hereby incorporated by reference in its entirety into this Item 4.

Except as described above, the information contained in “Item 4. Purpose of Transaction.” of the Schedule 13D is not being amended by this Amendment No. 1.

CUSIP No. 67091J503	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Amendment No. 1 and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)	See responses to Rows (11) and (13) on the cover page.

(e)	On November 22, 2023 the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Except as described above, the information contained in “Item 5. Interest in Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 7. Material to be filed as Exhibits.

The information contained in “Item 7. Material to be filed as Exhibits.” of the Schedule 13D is not being amended by this Amendment No. 1.

CUSIP No. 67091J503	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2023

/s/ Chia-Lin Simmons
Name: Chia-Lin Simmons